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CONTACTS:

John Kopchik               Ann Barkelew
JJF Group, Inc.            Fleishman-Hillard
(612) 673-6700             (612) 337-0354


FOR IMMEDIATE RELEASE


               WITH TSI TENDER EXPIRATION, JJF RESERVES ALL RIGHTS


         Minneapolis, August 11, 1999 -- JJF Group, Inc., announced today that its interest in the sale of TSI, Inc. is undiminished, even though the $14 per share tender offer made by its subsidiary, JJF Acquisition, Inc., expires at midnight today.

         "We take TSI's board at its word that it is aggressively pursuing offers of higher value to maximize shareholder value. We would like to participate in the auction process, but have not been able to do so because TSI's investment bankers have required that we enter into an agreement giving up a variety of our shareholder rights," said John J. Fauth, chairman and chief executive officer of JJF Group, Inc.

         "TSI knows that we are a serious and interested buyer, and that we will await the results of the auction process with great interest. We will then decide what action is appropriate. Clearly, the current price of TSI's stock indicates that other shareholders also expect a successful sale of the company at a higher price per share," Fauth said.

         Fauth is TSI's largest individual shareholder, holding approximately 9 percent of the company's common stock.

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